Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the reference to us under the heading “Interests of Experts” in the Prospectus Supplement to the Amended and Restated Preliminary Short Form Base Shelf Prospectus, which forms part of the Registration Statement on Form F-10 (333-250195) of Aphria Inc.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
November 27, 2020

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.